April 6, 2023

VIA EDGAR

Ms. Brittany Ebbertt
Ms. Christine Dietz
United States Securities and Exchange Commission
Division of Corporate Finance, Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re: Tremor International Ltd.
       Form 20-F for the year ended December 31, 2022
       Filed March 7, 2023
       Form 6-K Submitted March 7, 2023
       File No. 001-40504

Dear Ms. Brittany Ebbertt and Ms. Christine Dietz:

Tremor International Ltd. (the “Company”) has received the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated March 29, 2023, relating to the aforementioned Form 20-F and Form 6-K (the “Comment Letter”). The Company respectfully submits to the Staff to request an extension to the deadline for responding to the Comment Letter due to the additional time required to gather sufficient information and prepare thorough responses. The Company will provide its response to the Comment Letter via EDGAR as soon as possible prior to April 19, 2023.

If you have any questions or comments, please do not hesitate to contact me directly at arothstein@tremorinternational.com or Sagi Niri at sniri@tremorinternational.com.

Very truly yours,

Tremor International Ltd.

/s/ Amy Rothstein
Amy Rothstein
Chief Legal Officer

Copy to:
Ofer Druker, Tremor International Ltd.
Sagi Niri, Tremor International Ltd.
James J. Masetti, Pillsbury Winthrop Shaw Pittman LLP
Christina F. Pearson, Pillsbury Winthrop Shaw Pittman LLP
Sarit, Nethanel Somekh Chaikin, a Member Firm of KPMG International

82 Yigal Alon St. 13th Floor Tel-Aviv, 689124, Israel	+972-3-545-3900 info@tremrinternational.com
tremorinternational.com © 2022 Tremor International Ltd. All rights reserved